

September 30, 2020

<u>Via Email</u>

Usama Malik
Chief Financial Officer, Chief Business Officer
Immunomedics, Inc.
300 The American Road
Morris Plains, New Jersey 07950

> **Re:** **Immunomedics, Inc.**
> **Schedule 14D-9 filed on September 24, 2020**
> **File No. 005-35857**

Dear Mr. Malik:

      The staff in the Office of Mergers and Acquisitions has reviewed the filing listed above, and we have the comments set forth below. All defined terms used herein have the same meaning as in the Schedule 14D-9. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 14D-9</u>

<u>Item 3. Past Contacts, Transactions, Negotiations and Agreements, page 2</u>

1. We note that in the beneficial ownership table under the header "Outstanding Shares Held by Executive Officers and Directors," there is a notation "(1)" next to the column titled "Number of Shares." Please revise to clarify the footnote to which that notation relates.

Item 4. The Solicitation or Recommendation, page 12

2. In your response letter, please confirm whether the terms the "Forecasts," the "management forecasts" and the "Immunomedics Forecasts"—as defined in the summaries of Centerview's and BofA Securities' opinions in this section and in their opinions in Annexes A and B—are referring to the Projections disclosed in this section.

*   *   *

We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to David Plattner, Special Counsel, at (202) 551-8094, or me, at (202) 551-8729.

Sincerely,

/s/ Valian A. Afshar

Valian A. Afshar
Special Counsel
Office of Mergers and Acquisitions

cc: Adam O. Emmerich, Esq.
        Victor Goldfeld, Esq.
        Wachtell, Lipton, Rosen & Katz